# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 8-K

## CURRENT REPORT
## PURSUANT TO SECTION 13 OR 15(d) OF THE
## SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)      **December 11, 2008**

## LEGG MASON, INC.
(Exact name of registrant as specified in its charter)

| **Maryland** | **1-8529** | **52-1200960** |
|---|---|---|
| (State or Other Jurisdiction of Incorporation) | (Commission File No.) | (IRS Employer Identification No.) |

| **100 Light Street, Baltimore, Maryland** | **21202** |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code:      **(410) 539-0000**

Not Applicable
(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 1.02**         **Termination of a Material Definitive Agreement.**

(a)      On December 11, 2008, Legg Mason, Inc. (the "Company") agreed to purchase at par value plus accrued interest from money market funds managed by its subsidiary (the "Funds") all securities held by the Funds that were issued by Axon Financial Funding LLC (the "Securities"), a structured investment vehicle ("Axon").  The Company sold the Securities and all other securities issued by Axon held by the Company to a third party.  At settlement, the Capital Support Agreement, dated March 31, 2008, between the Company, LM Capital Company, LLC and Liquid Reserves Portfolio, a Series of Master Portfolio Trust ("LRP"), as amended; the Capital Support Agreement, dated March 31, 2008, between the Company, LM Capital Support I, LLC and LRP, as amended; the Capital Support Agreement, dated March 31, 2008, between the Company, LM Capital Support II, LLC and LRP, as amended; the Capital Support Agreement dated June 30, 2008 among the Company, LM Capital Support V, LLC and Western Asset Money Market Fund, a Series of Legg Mason Partners Money Market Trust, as amended; and the Capital Support Agreement dated June 30, 2008 among the Company, LM Capital Support V, LLC and Western Asset Institutional Money Market Fund, a Series of Legg Mason Partners Institutional Trust, as amended (together, the "Support Agreements") will terminate in accordance with their terms.  Pursuant to the Support Agreements, the Company and certain of its subsidiaries were required to make up to $865 million in aggregate capital contributions to the Funds in certain circumstances upon the Funds realizing a loss on the disposition or restructuring of their investments in the Securities.  Pursuant to the termination of the Support Agreements, $865 million of collateral securing the obligations of the Company and its subsidiaries under the Support Agreements has been released.

**Item 8.01**         **Other Events.**

As a result of the purchase and subsequent sale of the Securities and all other securities issued by Axon held by the Company, the Company will accrue a $517 million charge to its results; $316 million net of adjustments to operating expenses and taxes.  Attached hereto as Exhibit 99.1 and incorporated herein by reference is a press release discussing the Company's purchase and sale of the securities and summarizing the Company's estimated charge to its results to date during the quarter ending December 31, 2008 resulting from all of the liquidity fund support arrangements, including the purchase and sale, provided to date.  Attached hereto as Exhibit 99.2 and incorporated herein by reference is a schedule summarizing the Company's estimated charges to its results to date for the quarter ending December 31, 2008 and cumulatively for all periods resulting from each form of support the Company has provided to date.

**Item 9.01**      **Financial Statements and Exhibits.**

    **(d)**   Exhibits

| Exhibit No. | Subject Matter |
| --- | --- |
| 10.1 | Capital Support Agreement, dated March 31, 2008, between Legg Mason, Inc., LM Capital Company, LLC and Liquid Reserves Portfolio, a Series of Master Portfolio Trust (incorporated by reference to Legg Mason's Current Report on Form 8-K for the event on March 31, 2008) |
| 10.2 | Capital Support Agreement, dated March 31, 2008, between Legg Mason, Inc., LM Capital Support I, LLC and Liquid Reserves Portfolio, a Series of Master Portfolio Trust (incorporated by reference to Legg Mason's Current Report on Form 8-K for the event on March 31, 2008) |
| 10.3 | Capital Support Agreement, dated March 31, 2008, between Legg Mason, Inc., LM Capital Support II, LLC and Liquid Reserves Portfolio, a Series of Master Portfolio Trust (incorporated by reference to Legg Mason's Current Report on Form 8-K for the event on March 31, 2008) |
| 10.4 | Master Amendment No. 1 to Capital Support Agreements, dated September 18, 2008, between Legg Mason, Inc., LM Capital Company, LLC, LM Capital Support I, LLC, LM Capital Support II, LLC, LM Capital Support III, LLC, LM Capital Support IV, LLC and Liquid Reserves Portfolio, a Series of Master Portfolio Trust (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008) |
| 10.5 | Master Amendment No. 2 to Capital Support Agreements, dated December 1, 2008, between Legg Mason, Inc., LM Capital Company, LLC, LM Capital Support I, LLC, LM Capital Support II, LLC, LM Capital Support III, LLC, LM Capital Support IV, LLC and Liquid Reserves Portfolio, a Series of Master Portfolio Trust (incorporated by reference to Legg Mason's Current Report on Form 8-K for the event on November 21, 2008) |
| 10.6 | Capital Support Agreement dated June 30, 2008 among Legg Mason, Inc., LM Capital Support V, LLC and Western Asset Money Market Fund, a Series of Legg Mason Partners Money Market Trust (incorporated by reference to the Company's Current Report on Form 8-K for the event on June 30, 2008) |
| 10.7 | Master Amendment No. 1 to Capital Support Agreements, dated December 1, 2008, between Legg Mason, Inc., LM Capital Company, LLC, LM Capital Support I, LLC, LM Capital Support II, LLC, LM Capital Support III, LLC, LM Capital Support IV, LLC and Western Asset Money Market Fund, a Series of Legg Mason Partners Money Market Trust (incorporated by reference to Legg Mason's Current Report on Form 8-K for the event on November 21, 2008) |

| | |
|---|---|
| 10.8 | Capital Support Agreement dated June 30, 2008 among Legg Mason, Inc., LM Capital Support V, LLC and Western Asset Institutional Money Market Fund, a Series of Legg Mason Partners Institutional Trust (incorporated by reference to Legg Mason's Current Report on Form 8-K for the event on November 21, 2008) |
| 10.9 | Master Amendment No. 1 to Capital Support Agreements, dated December 1, 2008 between Legg Mason, Inc., LM Capital Company, LLC, LM Capital Support V, LLC and Western Asset Institutional Money Market Fund, a Series of Legg Mason Partners Institutional Trust (incorporated by reference to Legg Mason's Current Report on Form 8-K for the event on November 21, 2008) |
| 99.1 | Press Release of Legg Mason, Inc. dated December 11, 2008, filed herewith |
| 99.2 | Schedule of Quarter Ended December 31, 2008 and Earnings Impact of Money Market Fund Support on Results, filed herewith |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**LEGG MASON, INC.**
(Registrant)

Date: December 11, 2008    By: /s/ Thomas P. Lemke

Thomas P. Lemke
Senior Vice President and General
Counsel

# LEGG MASON, INC.

## EXHIBIT INDEX

| Exhibit No. | Subject Matter |
|---|---|
| 10.1 | Capital Support Agreement, dated March 31, 2008, between Legg Mason, Inc., LM Capital Company, LLC and Liquid Reserves Portfolio, a Series of Master Portfolio Trust (incorporated by reference to Legg Mason's Current Report on Form 8-K for the event on March 31, 2008) |
| 10.2 | Capital Support Agreement, dated March 31, 2008, between Legg Mason, Inc., LM Capital Support I, LLC and Liquid Reserves Portfolio, a Series of Master Portfolio Trust (incorporated by reference to Legg Mason's Current Report on Form 8-K for the event on March 31, 2008) |
| 10.3 | Capital Support Agreement, dated March 31, 2008, between Legg Mason, Inc., LM Capital Support II, LLC and Liquid Reserves Portfolio, a Series of Master Portfolio Trust (incorporated by reference to Legg Mason's Current Report on Form 8-K for the event on March 31, 2008) |
| 10.4 | Master Amendment No. 1 to Capital Support Agreements, dated September 18, 2008, between Legg Mason, Inc., LM Capital Company, LLC, LM Capital Support I, LLC, LM Capital Support II, LLC, LM Capital Support III, LLC, LM Capital Support IV, LLC and Liquid Reserves Portfolio, a Series of Master Portfolio Trust (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008) |
| 10.5 | Master Amendment No. 2 to Capital Support Agreements, dated December 1, 2008, between Legg Mason, Inc., LM Capital Company, LLC, LM Capital Support I, LLC, LM Capital Support II, LLC, LM Capital Support III, LLC, LM Capital Support IV, LLC and Liquid Reserves Portfolio, a Series of Master Portfolio Trust (incorporated by reference to Legg Mason's Current Report on Form 8-K for the event on November 21, 2008) |
| 10.6 | Capital Support Agreement dated June 30, 2008 among Legg Mason, Inc., LM Capital Support V, LLC and Western Asset Money Market Fund, a Series of Legg Mason Partners Money Market Trust (incorporated by reference to the Company's Current Report on Form 8-K for the event on June 30, 2008) |
| 10.7 | Master Amendment No. 1 to Capital Support Agreements, dated December 1, 2008, between Legg Mason, Inc., LM Capital Company, LLC, LM Capital Support I, LLC, LM Capital Support II, LLC, LM Capital Support III, LLC, LM Capital Support IV, LLC and Western Asset Money Market Fund, a Series of Legg Mason Partners Money Market Trust (incorporated by reference to Legg Mason's Current Report on Form 8-K for the event on November 21, 2008) |
| 10.8 | Capital Support Agreement dated June 30, 2008 among Legg Mason, Inc., LM Capital Support V, LLC and Western Asset Institutional Money Market Fund, a Series of Legg Mason Partners Institutional Trust (incorporated by reference to Legg Mason's Current Report on Form 8-K for the event on November 21, 2008) |

| | |
|---|---|
| 10.9 | Master Amendment No. 1 to Capital Support Agreements, dated December 1, 2008 between Legg Mason, Inc., LM Capital Company, LLC, LM Capital Support V, LLC and Western Asset Institutional Money Market Fund, a Series of Legg Mason Partners Institutional Trust (incorporated by reference to Legg Mason's Current Report on Form 8-K for the event on November 21, 2008) |
| 99.1 | Press Release of Legg Mason, Inc. dated December 11, 2008, filed herewith |
| 99.2 | Schedule of Quarter Ended December 31, 2008 and Earnings Impact of Money Market Fund Support on Results, filed herewith |